April 23, 2003





                Grupo Casa Saba announces the Payment of a Cash
                        Dividend at $0.37676 per share



Mexico City April 23, 2003. Grupo Casa Saba, one of the leading distributing companies in Mexico of pharmaceutical products, beauty, health and consumer goods, general merchandise and publications, announces the payment of a cash dividend.

In the annual shareholders meeting of April 22, 2003, they agreed a payment of a cash dividend of $0.37676 pesos per share, in the date determined by the members of the Board, which must not go beyond the last day of the present year.

"Thanks to the work we have all done since we took the management three years ago, we prematurely fulfilled our profitability levels and as a result we have reached our goals of liability reduction which were planned for five years..."

"We announce the payment of this dividend with great pleasure and satisfaction, because it is an example of a fulfilled commitment to our shareholders..."

Mentioned Lic. Alejandro Sadurni CFO of Grupo Casa Saba



Contacts:

GRUPO CASA SABA                                     IR Communications:
Jorge Sanchez , IRO                                 Ernestina Nevarez S.
+52 (55) 5284-6672                                  +52 (55) 5644-1247
jsanchez@casasaba.com                               enevarez@irandpr.com

Alejandro Sadurni, CFO
asadurni@casasaba.com